UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-475

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

A. O. Smith Retirement Security Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

A. O. Smith Corporation

11270 West Park Place

Milwaukee, WI 53224

REQUIRED INFORMATION

1.	Not Applicable.

2.	Not Applicable.

3.	Not Applicable.

4.	The A. O. Smith Retirement Security Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Signature

Exhibits

23.1	Consent of Independent Auditors

A. O. SMITH

RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

A.O. Smith Retirement Security Plan

Milwaukee, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the A.O. Smith Retirement Security Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all materials respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of the internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule of Assets (Held at End of Year) – December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether such supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Reilly, Penner & Benton LLP

We have served as the Plan’s auditor since 1993

June 17, 2020

Milwaukee, Wisconsin

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
Assets:
Investment at Fair Value:
Plan interest in A.O. Smith Master Trust	$443,978,977	$376,538,250

Total investments	443,978,977	376,538,250

Receivables:
Notes receivable from participants	9,258,528	9,324,267
Company contributions	5,915,043	5,882,276
Due from brokers for securities transactions (net)	89,326	74,689
Accrued Interest	31,867	30,518
Other receivables	—	11,400

Total receivables	15,294,764	15,323,150

Net assets available for benefits	$459,273,741	$391,861,400

The accompanying notes to the financial statements

are an integral part of this statement

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

	2019	2018
Increases:
Change in plan interest in A.O. Smith Master Trust	69,596,870	(23,201,935)
Interest income from participant loans	416,786	368,035

Net income (loss)	70,013,656	(22,833,900)
Contributions:
Company	12,970,314	12,581,424
Participants	17,350,872	15,959,907
Rollovers	1,631,175	681,899

Total contributions	31,952,361	29,223,230

Total increases	101,966,017	6,389,329
Decreases:
Benefit and withdrawal payments	34,553,676	29,960,588

Change in net assets available for benefits	67,412,341	(23,571,259)
Net assets available for benefits:
Beginning of year	391,861,400	415,432,659

End of year	459,273,741	391,861,400

The accompanying notes to the financial statements

are an integral part of this statement.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2019 and 2018

1. Description of Plan and Significant Accounting Policies

The A. O. Smith Retirement Security Plan (the Plan) was originally established as the A.O. Smith Profit Sharing Retirement Plan (Plan) in 1956. Effective January 1, 2010, the Plan was renamed the A. O. Smith Retirement Security Plan and the accounts of all non-union participants maintained under the A. O. Smith Corporation Savings Plan were transferred into the Plan. The Plan generally covers salaried or commissioned employees of A. O. Smith Corporation (the Company), its subsidiaries and affiliates and the non-union hourly employees of the Company’s facilities in Ashland City, TN; Charlotte, NC; Cookeville, TN; El Paso, TX; Florence, SC; Franklin, TN; Haltom City, TX; Lebanon, TN; McBee, SC; Milwaukee, WI; Orlando, FL; Plymouth, MI and Pompano Beach, FL providing a convenient means of savings with the assistance of the Company. To be eligible, certain employees must either be employed at a rate expected to work 1,000 hours of service in a plan year or actually complete 1,000 hours of service during their first 12 months of employment or any plan year thereafter. Employees are eligible to participate in the Plan on the first day of the month after the individual qualifies as an eligible employee. Employees elect to participate by designating a portion of their earnings to be contributed to an account maintained on behalf of the participant. Participants direct the investment of their contributions into various investment options offered by the Plan.

Effective January 1, 2010, the Plan was revised to satisfy the safe harbor requirements of Internal Revenue Code 401(k)(13) as follows:

a.	An automatic enrollment feature was instituted, along with an annual automatic increase in employee pre-tax contributions;

b.

Plan participants have the ability to contribute up to 100% of eligible compensation on a pre-tax basis; the company will make a matching contribution equal to 100% of the first 1% of a participant’s compensation and 50% on the next 5% of a participant’s compensation contributed to the Plan, for a maximum annual matching contribution of 3.5%; and

c.	All matching contributions vest after two years of vesting service.

The Plan was also revised to permit the Company to make an additional discretionary matching contribution to be allocated as of the last day of the plan year for those participants who are employed on such date or who terminated during the year on or after attainment of age 65, death, total and permanent disability, or termination resulting directly from job abolishment.

Also, effective January 1, 2010, all participants who are not eligible to accrue a benefit under any of the Company’s qualified defined benefit pension plans will be eligible for an annual non-elective employer contribution equal to 3% of the participant’s total compensation for the plan year, and will be eligible for a discretionary annual non-elective employer contribution in an amount determined by the Company, if any. In order to receive a non-elective employer contribution for a plan year, an eligible participant must be employed in a full-time equivalent position for the plan year or complete 1,000 hours of service during a plan year and be employed on the last day of the plan year or terminate employment during the plan year as a result of death, disability, retirement, or termination resulting from job abolishment. This non-elective contribution will vest after three years of vesting service.

Effective December 31, 2012, the American Water Heater Company 401(k) Retirement Savings Plan for Tennessee Division Manufacturing Bargaining Unit and A. O. Smith Savings Plan were merged with and into this Plan.

Effective as of midnight, December 31, 2014, the A. O. Smith Retirement Security Plan – Lochinvar and the A. O. Smith Retirement and Savings Plan for APCOM Employees were merged with and into the A. O. Smith Retirement Security Plan (Plan) to form a single plan within the meaning of Internal Revenue Code Section 414(I).

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2019 and 2018

(Continued)

1. Description of Plan and Significant Accounting Policies (Continued)

Union employees of American Water Heater Company may participate on first day of the month after 45 days of eligible service. Union participants receive a matching contribution of 50% of their contributions up to 4% of the participant’s pay period compensation.

Effective midnight, December 31, 2018, employees of Aquasana, Inc. became eligible to participate in the A. O. Smith Retirement Plan, under the non-union employee provisions.

Contributions

The Plan is a defined contribution plan to which participants may make contributions of not less than 1% and up to 100% of their earnings. The Plan provides for all participant contributions to be made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code. These contributions are excluded from the participant’s current wages for federal income tax purposes. The Internal Revenue Code has set a maximum of $19,000 for tax-deferred contributions that may be excluded for any individual participant in 2019 and $18,500 in 2018.

The Internal Revenue Code also allows additional catch-up contributions for participants age fifty or older. The maximum additional contribution allowed was $6,000 in 2019 and 2018. The Plan also provides for Company contributions in the form of matching contributions and non-elective contributions.

No federal income tax is paid on the participant and Company contributions and growth thereon until the participant withdraws them from the Plan.

Contributions from participants are recorded when the Company makes payroll deductions from Plan participants. Contributions from the Company are accrued in the period in which they become obligations of the Company in accordance with terms of the Plan.

For non-union employees, the Company makes a matching contribution equal to 100% on the first 1% of a participant’s compensation and 50% on the next 5% of a participant’s compensation that is contributed to the Plan, for a maximum annual matching contribution of 3.5%. In addition to the matching contribution, the Company also makes a non-elective contribution of 3% of pay for certain participants. The Company will make a non-elective contribution for a participant for a plan year if the participant was not eligible to accrue a benefit under any defined benefit pension plan or money purchase pension plan sponsored or contributed to by the Company for such plan year, the participant was either employed as a full-time equivalent employee for the plan year or is credited with 1,000 hours of service for the plan year, and the participant was employed by the Company on December 31 of the plan year or terminated during the plan year after having attained age 65 or as a result of death, disability or job elimination.

Union employees receive a Company matching contribution equal to 50% of their contribution up to 4% of payroll period compensation.

Participant Account Provisions

A separate account is maintained for each participant. The separate account balances are adjusted periodically as follows:

a.	Weekly for hourly participant contributions; semimonthly for salaried participant contributions.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2019 and 2018

(Continued)

1. Description of Plan and Significant Accounting Policies (Continued)

Participant Account Provisions (Continued)

b.	Weekly for Company matching contributions for hourly participants; semimonthly for Company matching contributions for salaried participants

c.	Annually for non-elective company contributions

d.	Daily for a proportionate share of increases and decreases in the fair value of Plan assets

e.	At the time of benefit distribution or withdrawal, which consist of the following:

i.

Upon retirement, death, disability, or termination of employment resulting from permanent reduction of personnel, an employee may withdraw any amount or the entire account balance for any reason. At age 70 1/2, an account distribution election must be made.

ii.

Upon termination of employment for other reasons, the balance in the separate account (reduced for non-vested Company contributions and growth thereon based on years of service) may be paid in a lump sum.

iii.	An active participant age 59 1/2 or older may withdraw a lump sum of any amount up to the balance in the separate account, other than the employer non-elective contributions and earnings thereon.

iv.

A non-union participant may withdraw all or any portion of the separate account attributable to after-tax contributions and earnings and rollover contributions and earnings. All or any portion of the balance attributable to Company contributions made prior to January 1, 2010, discretionary matching contributions, and earnings on these contributions may also be withdrawn if the participant has been employed by the Company for five full years of employment with the Company.

v.

A non-union participant may withdraw at any time any amount attributable to participant contributions and earnings, to prevent eviction from or foreclosure on, a principal residence or to pay certain expenses (namely post-secondary education, unreimbursed medical expenses, funeral costs, and repairs to principal residence). Withdrawals may not include earnings on 401(k) contributions posted to a participant’s account after 1988.

vi.

A non-union participant may withdraw in a lump sum all participant contributions made as a result of the participant’s initial automatic enrollment in the Plan within the first 90 days of the commencement of the contributions.

vii.	No lump sum cash distribution in excess of $5,000 will be made without the consent of the participant.

f.	Daily for investment allocation changes made by participants.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2019 and 2018

(Continued)

1. Description of Plan and Significant Accounting Policies (Continued)

Participant Account Provisions (Continued)

Forfeitures arising from participant accounts are allocated to a Plan forfeiture account, which is reduced periodically to reduce future employer contributions or pay Plan expenses. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Vesting

Participants of the Plan are immediately 100% vested in their own contributions to the Plan. Company matching contributions are 100% vested after two years of vesting service. Non-elective company contributions to the plan are 100% vested after three years of vesting service.

Notes Receivable from Participants

Participants may borrow from their Plan accounts (excluding employer non-elective contributions and earnings thereon) a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan’s Trustee.

Forfeited Accounts

At December 31, 2019 and 2018, forfeited non-vested accounts totaled $384,568 and $248,407, respectively. These accounts will be used to reduce future employer contributions or future administrative expenses of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Investment Valuation

At December 31, 2019 and 2018, all of the Plan’s assets are held in the A.O. Smith Corporation (Master Trust). The financial statements of the Master Trust are presented separately and are incorporated by reference to the financial statements of the Plan.

U.S. GAAP provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under U.S. GAAP are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2019 and 2018

(Continued)

1. Description of Plan and Significant Accounting Policies (Continued)

Investment Valuation (Continued)

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses and unrealized appreciation and depreciation of plan assets are reported in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Following is a description of the valuation methodologies used by the Master Trust for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds: Shares held in mutual funds are valued at active market prices that represent the Net Asset Value (“NAV”) of shares held by the Master Trust at year end and are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of shares outstanding. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (“SEC”). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are therefore deemed to be actively traded.

Common/collective trusts: Valued at the NAV of shares of a bank collective trust held by the Master Trust at year-end. The NAV is based on the fair value of the underlying investments held by the fund. Participant transactions (issuances and redemptions) may occur daily. Were the Master Trust to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2019 and 2018

(Continued)

1. Description of Plan and Significant Accounting Policies (Continued)

Administrative Expenses

Expenses related to the administration of the Plan are paid out of the principal or income of the Plan. These amounts are netted with investment income on the Statements of Changes in Net Assets Available for Benefits. Administrative expenses totaled $359,393 and $347,390 for the years ended December 31, 2019 and 2018, respectively.

Payment of Benefits

Benefits are recorded when paid. As of December 31, 2019 and December 31, 2018, $57,699 and $22,854, respectively, were requested by participants but had not yet been paid from the Plan.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date of financial statement issuance June 17, 2020.

Subsequent to the financial statement date, a novel corona virus (COVID-19) outbreak has significantly impacted the global economy. The World Health Organization (“WHO”) declared the outbreak a pandemic on March 11, 2020, triggering volatility in financial markets. As a result, the Plan’s investment portfolio has incurred a decline in fair value. However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, losses that will be recognized in subsequent periods, if any, cannot be determined. The impact of the COVID-19 outbreak continues to evolve as of the date of this report.

2. A. O. Smith Profit Sharing Retirement Master Trust

The Plan assets are held in the A. O. Smith Corporation Master Trust at BMO Harris Bank, N.A. The Plan offers twenty—four investment vehicles in which participants may invest their account balances. If available, quoted market prices are used to value investments. Shares of mutual funds and common collective trusts are valued at the net asset value of shares held by the plan at year end.

The amount of Master Trust assets, income and change in value which is allocated to the Plan is determined by the ratio of participant account balances in the Plan to the total participant account balances of all participating plans. As of December 31, 2019, the Plan’s interest in the net assets of the Master Trust is 99.7%. The A. O. Smith Retirement Security Plan was the only plan participating in the Master Trust as of December 31, 2018.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2019 and 2018

(Continued)

2. A. O. Smith Profit Sharing Retirement Master Trust (Continued)

Significant information related to the investments in the Master Trust as of and for the year ended December 31, 2019, is as follows:

	December 31, 2019	December 31, 2019
	Master Trust Balances	Plan’s Interest in Master Trust
a. Registered Investment Company Mutual Funds:
American EuroPacific Growth Fund	23,427,423	$23,340,220
Vanguard Institutional Index Trust Fund	59,700,140	59,275,347
Vanguard Total Bond Market Index Fund	5,430,262	5,430,262
Vanguard S&P Midcap 400 Index Fund	22,901,596	22,888,523
Wells Fargo Advantage Core Bond Fund	11,416,432	11,336,594
American Balanced Fund	26,254,567	26,229,328
Ishares Russell 2000 Small-Cap Index Fd	1,990,048	1,976,797
Vanguard Total Intl Stock Index Fd	1,316,345	1,310,389

Subtotal	152,436,813	151,787,460
b. Common/Collective Trusts:
A.O. Smith Stock Fund	17,129,991	17,119,276
A.O. Smith Fiduciary Fund	12,001,123	11,910,560
A.O. Smith Stable Asset Income Fund	91,590,313	91,429,986
A.O. Smith Delaware Investment Advisors Fund	23,962,921	23,884,262
A.O. Smith Congress Asset Management Fund	37,703,879	37,610,797
T. Rowe Price Retirement Blend 2060	1,394,178	1,394,177
T. Rowe Price Retirement Blend 2055	4,945,530	4,937,979
T. Rowe Price Retirement Blend 2050	8,100,002	8,073,550
T. Rowe Price Retirement Blend 2045	7,000,723	6,996,494
T. Rowe Price Retirement Blend 2040	12,579,916	12,536,849
T. Rowe Price Retirement Blend 2035	11,457,061	11,349,394
T. Rowe Price Retirement Blend 2030	23,814,498	23,787,807
T. Rowe Price Retirement Blend 2025	19,726,146	19,587,565
T. Rowe Price Retirement Blend 2020	15,497,267	15,497,267
T. Rowe Price Retirement Blend 2015	1,923,962	1,921,278
T. Rowe Price Retirement Blend 2010	4,153,588	4,153,588
TCW Concentrated Core Fund Cl I	—	—

Subtotal	292,981,098	292,190,829
d. Cash	688	688

Total	$445,418,599	$443,978,977

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2019 and 2018

(Continued)

2. A. O. Smith Profit Sharing Retirement Master Trust (Continued)

The following are net appreciation in the fair value of investments and investment income for the Master Trust for the year ended December 31, 2019.

Net appreciation in fair value of investments	66,807,100
Investment Income	2,789,770
Total	69,596,870

The following summarizes the classification of investments by classification and method of valuation in accordance with U.S. GAAP:

		Assets at Fair Value as December 31, 2019
Description	Total	Level 1	Level 2	Level 3
Cash	688	688	—	—
Mutual Funds	151,787,460	151,787,460	—	—

Total assets in the fair value hierarchy	151,788,148	151,788,148	—	—

Investment measured at NAV (a)	292,190,829

Total investments, at fair value	443,978,977

		Assets at Fair Value as December 31, 2018
Description	Total	Level 1	Level 2	Level 3
Cash	16,599	16,599	—	—
Mutual Funds	207,008,504	207,008,504	—	—

Total assets in the fair value hierarchy	207,025,103	207,025,103	—	—

Investment measured at NAV (a)	169,513,147

Total investments, at fair value	376,538,250

(a)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2019 and 2018

(Continued)

2. A. O. Smith Corporation Master Trust (Continued)

Significant information related to the investments in the Master Trust as of and for the year ended December 31, 2018, is as follows:

	December 31, 2018	December 31, 2018
	Master Trust Balances	Plan’s Interest in Master Trust
a. Registered Investment Company Mutual Funds:
American EuroPacific Growth Fund	$19,010,478	$19,010,478
Vanguard Institutional Index Trust Fund	47,467,541	47,467,541
Vanguard Total Bond Market Index Fund	2,785,232	2,785,232
Vanguard S&P Midcap 400 Index Fund	18,923,946	18,923,946
Wells Fargo Advantage Core Bond Fund	9,962,404	9,962,404
American Balanced Fund	22,118,588	22,118,588
BMO Target Retirement - 2010	4,333,819	4,333,819
BMO Target Retirement - 2015	1,046,764	1,046,764
BMO Target Retirement - 2020	17,072,469	17,072,469
BMO Target Retirement - 2025	12,456,414	12,456,414
BMO Target Retirement - 2030	21,911,910	21,911,910
BMO Target Retirement - 2035	4,693,272	4,693,272
BMO Target Retirement - 2040	11,758,392	11,758,392
BMO Target Retirement - 2045	2,069,958	2,069,958
BMO Target Retirement - 2050	6,832,305	6,832,305
BMO Target Retirement - 2055	2,733,446	2,733,446
Ishares Russell 2000 Small-Cap Index Fd	1,179,402	1,179,402
Vanguard Total Intl Stock Index Fd	652,164	652,164

Subtotal	207,008,504	207,008,504
b. Common/Collective Trusts:
A.O. Smith Stock Fund	16,930,661	16,930,661
A.O. Smith Fiduciary Fund	9,305,719	9,305,719
A.O. Smith Munder Midcap Fund	—	—
A.O. Smith BMO Midcap Fund	—	—
A.O. Smith Nuveen Equity Income Fund	—	—
A.O. Smith Stable Asset Income Fund	93,717,562	93,717,562
A.O. Smith Delaware Investment Advisors Fund	20,902,234	20,902,234
A.O. Smith Congress Asset Management Fund	28,656,971	28,656,971
TCW Concentrated Core Fund Cl I	—	—

Subtotal	169,513,147	169,513,147
d. Cash	16,599	16,599

Total	$376,538,250	$376,538,250

The following are net appreciation (depreciation) in the fair value of investments and investment income for the Master Trust for the year ended December 31, 2018.

Net depreciation in fair value of investments	(27,776,474)
Investment Income	4,574,539

Total	(23,201,935)

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

Notes to Financial Statements

December 31, 2019 and 2018

(Continued)

2. A. O. Smith Corporation Master Trust (Continued)

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2019 and 2018, respectively:

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective trusts	$292,190,829	n/a	Daily	None

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective trusts	$169,513,147	n/a	Daily	None

3. Income Tax Status

The Plan obtained its latest determination letter on July 23, 2012, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by the Department of Labor or Internal Revenue Service. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in their separate account.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks of loss such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Reported Financial Information

As discussed in Note 2, all of the Plan’s investments are held in a Master Trust. Assets held for investment purposes and 5% reportable transactions are reported at the Master Trust level and not at the Plan level. These schedules have been included in the Master Trust filing.

A.O. SMITH RETIREMENT SECURITY PLAN

Milwaukee, Wisconsin

EIN 39-0619790, Plan 018

Schedule H, line 4i - Schedule of Assets Held (at End of Year)

December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost	Current Value
*	Participant Loans	2.75% - 5.88%	$—	$9,258,528

*	-Denotes a party-in-interest

See Report of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. O. Smith Retirement Security Plan

/s/ Tracey Seymour
Dated: June 17, 2020	Tracey Seymour
Retirement and Payroll Manager